UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                April 7, 2021

  By E-Mail

  Eleazer Klein, Esq.
  Schulte Roth & Zabel
  919 Third Avenue
  New York, NY 10022

           Re:     Stratus Properties Inc.
                   Preliminary Proxy Statement
                   Filed on March 29, 2021 by Oasis Management Company Ltd., Seth Fischer,
                      Ella Benson, Eugenio De la Garza Diaz, and Laurie L.
Dotter
                   File No. 001-37716

  Dear Mr. Klein:

           We have reviewed the above-captioned filing and have the following comments.

  Preliminary Proxy Statement

  1.       Please consider including page numbers in your proxy statement.

  2.       Please revise the vote required for each proposal to conform to the
company   s description
           of the vote required.

  Background to this Proxy Solicitation

  3. Please expand each subsection to describe in detail your interactions with the company and any specific plans you have to create the value you state is available to the company.

  Proposal 5. Advisory Vote on Expanding the Board

  4.       Please revise Ms. Dotter   s biographical information to include a
description of her
           business activities during the past five years.

  Questions and Answers

  5.       We note the answer to the question    What are    broker non-votes
 and what effect do they
           have on the proposals?    Please tell us, with a view toward revised
disclosure, whether
           broker discretionary voting is allowed with respect to Proposal 3. Eleazer Klein, Esq.
Schulte Roth & Zabel
April 7, 2021
Page 2

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions